February 3, 2009

Included below are certain announcements that Thomson Reuters made in January 2009 in the United Kingdom via RNS, a Regulatory Information Service.

THOMSON REUTERS PLC – RNS ANNOUNCEMENTS

Large Shareholder RNS Announcements

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:	Caisse de dépôt et placement du Québec
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):	January 7, 2009
6. Date on which issuer notified:	January 9, 2009
7. Threshold(s) that is/are crossed or reached:	3.00%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
		5,602,530	5,700,959	5,700,959		3.05%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
5,700,959	3.05%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of proxy holder:	n/a
11. Number of voting rights proxy holder will cease to hold:	n/a
12. Date on which proxy holder will cease to hold voting rights:	n/a

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson-Reuters Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
3. Full name of person(s) subject to the notification obligation:	HSBC Holdings Plc
4. Full name of shareholder(s) (if different from 3.):
HSBC Bank plc

HSBC Financial Products (France)

HSBC Global Asset Management (Canada) Limited

HSBC Investment Management

HSBC Trust Company (UK) Limited

SINOPIA ASSET MANAGEMENT

Sinopia Asset Management (UK) Limited

5. Date of the transaction and date on which the threshold is crossed or reached:	19th January 2009
6. Date on which issuer notified:	20th January 2009
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
GB00B29MWZ99	12,488,394	12,488,394	10,403,501	9,974,019	429,482	5.50%	0.24%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
10,403,501	5.74%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)	☐
3. Full name of person(s) subject to the notification obligation:	ValueAct Capital Management, LLC; ValueAct Capital Management, L.P.; ValueAct Holdings GP, LLC; ValueAct Holdings L.P. (collectively “ValueAct Indirect Holders”) ValueAct Capital Master Fund, L.P.
4. Full name of shareholder(s) (if different from 3.):	ValueAct Capital Master Fund, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	27 january 2009
6. Date on which issuer notified:	29 January 2009
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights
				Direct [x]	Indirect xi	Direct	Indirect
ValueAct Indirect Holders Ordinary shares	10,981,806	10,981,806	10,833,806		10,833,806		6.0%
ValueAct Capital Master Fund, L.P. Ordinary shares	9,048,669	9,048,669	10,833,806	10,833,806		10,833,806	6.0%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
10,833,806	6.0%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Pursuant to this transaction ValueAct Capital Master Fund, L.P. acquired all of the ordinary shares previously held by ValueAct Capital Master Fund III, L.P. (868,137 ordinary shares, .48%), the voting rights in respect of which were already held indirectly by the ValueAct Indirect Holders. As such, the percentage of voting rights held indirectly by the ValueAct Indirect Holders did not change as a result of this transaction. Following the transaction, all of the reported ordinary shares are held by ValueAct Capital Master Fund, L.P. (10,833,806 ordinary shares, 6.0%) and no ordinary shares are held by ValueAct Capital Master Fund III, L.P. VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

Other RNS Announcements

 Thomson Reuters PLC

 Notification of Security Transactions

 NEW YORK, NY – January 23, 2009 - In response to the UK Financial Services Authority’s recent statement clarifying its view on the notification obligations of directors and other persons discharging managerial responsibilities (PDMRs) who grant security over shares, The Woodbridge Company Limited has advised Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) that it currently has 83,699,156 Thomson Reuters Corporation common shares pledged as collateral under financing arrangements entered into in the normal course, including its commercial paper program established in 1999.

 Thomson Reuters was notified of the above on January 22, 2009.

 The Woodbridge Company Limited and other companies affiliated with it (together, “Woodbridge”) beneficially own 439,767,486 Thomson Reuters Corporation common shares, 14,842,487 Thomson Reuters PLC ordinary shares and 88,000 Thomson Reuters PLC ADSs (each representing six ordinary shares of Thomson Reuters PLC).  Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense have voting interests in Thomson Reuters. Woodbridge has a voting interest in Thomson Reuters of approximately 55% based on the aggregate issued share capital of Thomson Reuters Corporation and Thomson Reuters PLC as at January 21, 2009.  The Woodbridge Company Limited is the controlling shareholder of Thomson Reuters and certain of the Thomson Reuters non-executive directors are officers of Woodbridge.

 Contact:
 David W. Binet
 Secretary to the Board
 Thomson Reuters

 david.binet@thomsonreuters.com
 +1 416.681.0474

Thomson Reuters – Voting Rights and Capital

Update for January 2009

NEW YORK, NY – January 30, 2009 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN) today announced that:

•	Thomson Reuters PLC had 181,229,241 ordinary shares issued and outstanding as of the close of business (London time) on January 30, 2009; and

•	Thomson Reuters Corporation had 646,274,641 common shares issued and outstanding as of the start of business (Toronto time) on January 30, 2009.

Under its dual listed company (DLC) structure, Thomson Reuters has two parent companies – Thomson Reuters Corporation and Thomson Reuters PLC. Holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on Thomson Reuters business. Thomson Reuters had a total of 827,503,882 common shares and ordinary shares issued and outstanding as of today.

Shareholders determining whether they need to notify their voting interest in, or a change in their voting interest in, Thomson Reuters PLC under the UK FSA’s Disclosure and Transparency Rules may use 181,229,241 as the denominator for their calculations. Shareholders with notification requirements in the United Kingdom may also wish to consult with their legal advisors regarding any applicable U.S. or Canadian filings or notifications regarding their Thomson Reuters voting interests.

Thomson Reuters holds no shares in treasury at this time.

This notification is made in accordance with Disclosure and Transparency Rule 5.6.1.

Contact:

Elizabeth Maclean
Assistant Company Secretary
Thomson Reuters PLC
elizabeth.maclean@thomsonreuters.com
Tel. no. 020 7542 6706